                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                             Interphase Corporation
           --------------------------------------------------------
                                (Name of Issuer)


                            Common Stock, No Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   909149106
           --------------------------------------------------------
                                 (CUSIP Number)

                               David G. McLane
                            Gardere & Wynne, L.L.P.
       1601 Elm Street, State 3000, Dallas, Texas 75201 (214) 999-3000
       ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 19, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))



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CUSIP No. 909149106                   13D                 Page     of     Pages
          ---------                                            ---    ---

     R. Stephen Polley, SS# ###-##-####
- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power     534,317
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     101,112
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     551,317
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.6
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                              IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, no par value (the "Interphase Common Stock"), of Interphase Corporation, a Texas corporation (the "Issuer"), which has its principal executive offices at 13800 Senlac, Dallas, Texas 75234.

ITEM 2.  IDENTITY AND BACKGROUND

(a)  The name of the person filing this Statement is R. Stephen Polley
     ("Polley").
(b)  Polley's business address is Interphase Corporation, 13800 Senlac,
     Dallas, Texas 75234.
(c) Polley is the Chief Executive Officer and President of the Issuer, a company principally engaged in the design, manufacture and sale of high performance networking equipment for computers. The address of the Issuer is 13800 Senlac, Dallas, Texas 75234.
(d) Polley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Polley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  Polley is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Polley, in his capacity as Chief Executive Officer of the Issuer, acquired beneficial ownership of 433,205 shares of the Interphase Common Stock pursuant to a Voting Agreement, dated July 15, 1996 and effective as of July 19, 1996 (the "Voting Agreement"), by and among the Issuer, Philippe Oros,
Xavier Sutter and Francois Lecerf (the "Shareholders"), which was negotiated by the Issuer in connection with the Issuer's July 19, 1996 acquisition of all the issued and outstanding shares of capital stock of Synaptel, a French societe anonyme (the "Synaptel Acquisition"). The Voting Agreement provides that the acting Chief Executive Officer of the Issuer (the "Voting Person") shall have the right and power to vote the shares of Interphase Common Stock owned by the Shareholders and that the Voting Person shall vote the shares as he, in his sole discretion, may deem in the best interests of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

   Polley has acquired the beneficial ownership of 433,205 shares of the Interphase Common Stock in his capacity as CEO of the Issuer pursuant to the terms of the Voting Agreement, which was negotiated by the Issuer in connection with the Synaptel Acquisition.

   Polley has no specific plans or proposals which relate to or would result in the acquisition by him of additional securities of the Issuer, or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act; or any action similar to any of those enumerated above; but he reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by the Issuer plus an additional 594,595 shares issued in connection with the Synaptel Acquisition) beneficially owned by Polley is 551,317(1) and 9.6%. 101,112 of the 551,317 shares beneficially owned by Polley represent shares which Polley has a right to acquire through the exercise of options.

(b) Polley has the sole power to vote or to direct the vote of 534,317 shares of the Interphase Common stock. Poley does not posses the shared power to vote or direct the vote of any shares of the Interphase Common Stock. Polley has the sole power to dispose or to direct the disposition of 101,112 shares of the Interphase Common Stock (through his beneficial ownership of 101,112 shares underlying exerciseable stock options). Polley does not possess the shared power to dispose or to direct the disposition of any shares of the Interphase Common Stock.

(c) There have been no transactions in the Interphase Common Stock effected during the past sixty days by Polley.

(d)  Not applicable.

(e)  Not applicable.

_______________________
(1) Includes 17,000 shares held by Ms. Tomima Polley, Polley's spouse, which may be deemed to be beneficially owned by Polley.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

*Exhibit 10.1 -- Form of Voting Agreement
_______________
*Filed herewith



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       July 29, 1996
                                       ----------------------------------------
                                       (Date

                                       /s/ R. Stephen Polley
                                       ----------------------------------------
                                       (Signature)

                                       R. Stephen Polley
                                       ----------------------------------------
                                       (Name)